EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2016

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the three months ended March 31, 2016 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	March 31, 2016	December 31, 2015

Current
Cash and cash equivalents	$3,816,228	$5,634,601
Investments (Note 3)	178,098	235,106
Receivables (Note 4)	448,055	686,465
Prepaid expenses	121,496	32,344
Total current assets	4,563,877	6,588,516

Non-current
Restricted cash (Note 5)	252,915	269,770
Property and equipment (Note 6)	572,109	614,460
Convertible notes receivable (Note 7)	1,240,940	1,026,458
Investment in associated companies (Note 8)	3,135,891	3,333,491
Strategic investments (Note 3)	246,667	193,810
Explorationa nd evaluation assets (Note 9)	2,276,440	2,381,540
Royalty interest (Note 10)	26,674,215	28,798,980
Reclamation bonds (Note 11)	751,825	810,734
Goodwill (Note 12)	5,749,928	6,501,886
Other assets	104,484	104,484
Total non-current assets	41,005,414	44,035,613

TOTAL ASSETS	$45,569,291	$50,624,129

LIABILITIES

Current
Accounts payable and accrued liabilities	$615,751	$663,582
Advances from joint venture partners (Note 13)	128,726	137,825
Total current liabilities	744,477	801,407

Non-current
Deferred income tax liability	5,749,928	6,501,886

TOTAL LIABILITIES	6,494,405	7,303,293

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	117,145,052	117,000,052
Commitment to issue shares	152,869	139,138
Reserves	18,861,328	20,487,524
Deficit	(97,084,363)	(94,305,878)
TOTAL SHAREHOLDERS' EQUITY	39,074,886	43,320,836

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,569,291	$50,624,129

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on May 12, 2016

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Three month	Three month
	period ended	period ended
	March 31, 2016	March 31, 2015

ROYALTY INCOME	$390,738	$362,991
Cost of sales
Gold tax	(19,537)	(18,150)
Depletion (Note 10)	(404,288)	(342,619)
Net royalty (loss) income	(33,087)	2,222

EXPLORATION EXPENDITURES (Note 9)	1,290,687	1,725,413
Less: recoveries	(193,232)	(411,124)
Net exploration expenditures	1,097,455	1,314,289

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	253,726	282,342
Depreciation (Note 6)	28,622	30,322
Investor relations and shareholder information	27,818	78,614
Professional fees	37,207	52,676
Salaries and consultants (Note 15)	402,964	361,426
Share-based payments (Note 14)	13,731	45,794
Transfer agent and filing fees	84,190	72,370
Travel	21,379	26,564
Total general and administrative expenses	869,637	950,108

Loss from operations	(2,000,179)	(2,262,175)

Change in fair value of fair value throught profit or loss investments	17,067	(78,657)
Gain (loss) on acquisition and sale of exploration and evaluation assets	(33,205)	132,286
Equity loss in associated companies (Note 8)	(197,600)	(173,613)
Foreign exchange gain (loss)	(354,027)	(40,949)
Realized loss on sale of investments	(38,138)	-
Other (Note 15)	26,162	(236,907)
Write down of goodwill (Note 12)	(341,760)	(283,490)

Loss before income taxes	(2,921,680)	(2,943,505)
Deferred income tax recovery	143,195	283,490

Loss for the period	$(2,778,485)	$(2,660,015)

Basic and diluted loss per share	$(0.04)	$(0.04)

Weighted average number of common shares outstanding	73,554,573	73,409,043

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three month period	Three month period
	ended	ended
	March 31, 2016	March 31, 2015
Loss for the period	$(2,778,485)	$(2,660,015)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	52,857	17,619
Currency translation adjustment	(1,679,053)	2,912,162

Comprehensiveincome(loss)fortheperiod	$(4,404,681)	$269,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Three month period ended	Three month period ended
	March 31, 2016	March 31, 2015
Cash flows from operating activities
Loss for the period	$(2,778,485)	$(2,660,015)
Items not affecting operating activities:
Interest income received	(3,288)	(10,753)
Unrealized foreign exchange effect on cash and cash equivalents	(541,406)	159,158
Items not affecting cash:
Change in fair value of fair value through profit or loss investments	(17,067)	78,657
Realized loss on sale of investments	38,138	-
Commitment to issue shares	13,731	48,348
Interest on convertible loan	(22,874)	-
Deferred income tax recovery	(143,195)	(283,490)
Depreciation	39,738	36,736
Depletion (Note 10)	404,288	342,619
Writedown of goodwill	341,760	283,490
Loss (gain) on acquisition and sale of exploration and evaluation assets	13,593	(42,754)
Derecognition of property and equipment on sale of exploration and evaluation assets	19,612	6,490
Derecognition of property and equipment in exploration and evaluation costs	-	12,518
Equity loss in associated companies	197,600	173,613
Unrealized foreign exchange (gain) loss	64,238	376,470
Shares received from joint venture partners included in exploration recoveries	(55,000)	(115,000)
Changes in non-cash working capital items:
Receivables	238,410	(270,948)
Prepaid expenses	(89,152)	(98,346)
Accounts payable and accrued liabilities	(47,831)	122,025
Advances from joint venture partners	(9,099)	(211,679)
Total cash used in operating activities	(2,336,289)	(2,052,861)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	105,100	(130,589)
Interest received on cash and cash equivalents	3,288	10,753
Convertible note receivable (Note 7)	(281,580)	(21,234)
Proceeds from sale of fair value through profit and loss investments, net	90,937	-
Restricted cash	16,855	(2,725)
Purchase and sale of property and equipment, net	(16,999)	(12,973)
Reclamation bonds	58,909	(21,573)
Total cash used ininvesting activities	(23,490)	(178,341)

Effect of exchange rate changes on cash and cash equivalents	541,406	(159,158)
Change in cash and cash equivalents	(1,818,373)	(2,390,360)
Cash and cash equivalents, beginning	5,634,601	6,450,308
Cash and cash equivalents, ending	$3,816,228	$4,059,948

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
				Share-	Accumulated other
	Number of		Commitment	based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	( loss)	Deficit	Total
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Commitment to issue shares	-	-	13,731	-	-	-	13,731
Foreign currency translation adjustment	-	-	-	-	(1,679,053)	-	(1,679,053)
Change in fair value of financial instruments	-	-	-	-	52,857	-	52,857
Loss for the period	-	-	-	-	-	(2,778,485)	(2,778,485)
Balance as at March 31, 2016	73,784,710	$117,145,052	$152,869	$10,362,229	$8,499,099	$(97,084,363)	$39,074,886

				Reserves
	Number		Commitment	Share-	Accumulated other
	of common	Capital	to issue	based	comprehensive
	shares	stock	shares	payments	gain (loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	48,000	57,600	(57,600)	-	-	-	-
Commitment to issue shares	-	-	48,348	-	-	-	48,348
Foreign currency translation adjustment	-	-	-	-	2,912,162	-	2,912,162
Change in fair value of financial instruments	-	-	-	-	17,619	-	17,619
Loss for the period	-	-	-	-	-	(2,660,015)	(2,660,015)
Balance as at March 31, 2015	73,419,710	$116,823,702	$297,747	$9,562,905	$8,810,123	$(90,090,036)	$45,404,441

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2015.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those applied in the Company’s December 31, 2015 audited consolidated financial statements.

3. INVESTMENTS

At March 31, 2016, the Company had the following investments:

		Accumulated
March 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,798,727	$(1,620,629)	$178,098
Total Fair value through profit or loss	1,798,727	(1,620,629)	178,098
Available-for-sale
Marketable securities	980,000	(733,333)	246,667
Total investments	$2,778,727	$(2,353,962)	$424,765

At December 31, 2014, the Company had the following investments:

		Accumulated
December 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,872,802	$(1,637,696)	$235,106
Total Fair value through profit or loss	1,872,802	(1,637,696)	235,106
Available-for-sale
Marketable securities	980,000	(786,190)	193,810
Total investments	$2,852,802	$(2,423,886)	$428,916

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	March 31 ,2016	December 31, 2015
Royalty income receivable	$102,747	$154,343
Refundable taxes	153,492	153,067
Recoverable exploration expenditures and advances	70,076	248,628
Other	121,740	130,427
Total	$448,055	$686,465

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	March 31, 2016	December 31, 2015
Canadian Dollars	$60,474	$52,395
US Dollars	333,228	575,986
Turkish Lira	42,607	46,401
Swedish Krona	7,779	3,754
Other	3,967	7,929
Total	$448,055	$686,465

5. RESTRICTED CASH

At March 31, 2016, the Company classified $252,915 (December 31, 2015 - $269,770) as restricted cash. This amount is comprised of $186,718 (December 31, 2015 - $199,915) held as collateral for its corporate credit cards, $64,832 (December 31, 2015 - $69,415) held as a security deposit for the Company’s Haiti exploration program, and $1,365 (December 31, 2015 – $440) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

6. PROPERTY AND EQUIPMENT

During the three months ended March 31, 2016 depreciation of $11,116 (2015 - $6,414) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2015	$99,694	$185,424	$4,746	$16,106	$578,508	$414,526	$1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(20,763)	(2,365)	(16,106)	-	-	(39,234)
As at March 31, 2016	$110,243	$171,111	$2,381	$-	$578,508	$414,526	$1,276,769

Accumulated depreciation
As at December 31, 2015	$99,694	$144,642	$4,134	$1,678	$434,396	$-	$684,544
Additions	5,766	4,231	-	671	29,070	-	39,738
Disposals and derecognition	-	(15,520)	(1,753)	(2,349)	-	-	(19,622)
As at March 31, 2016	$105,460	$133,353	$2,381	$-	$463,466	$-	$704,660
Net book value
As at December 31, 2015	$-	$40,782	$612	$14,428	$144,112	$414,526	$614,460
As at March 31, 2016	$4,783	$37,758	$-	$-	$115,042	$414,526	$572,109

During the three months ended March 31, 2016, the Company sold certain foreign operations for a net loss of $33,205. Included in this loss was property and equipment with a net book value of $19,612.

7. CONVERTIBLE NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000 (“IGC Loan”). The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due February 5, 2016, subsequently amended to Jan 3, 2017. The full US$500,000 has been drawn. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. During the three months ended March 31, 2016 the terms of the loan were amended and US$198,953 of expenses paid by the Company on behalf of IGC has been added to the IGC Loan.

During the three months ended March 31, 2016, the Company entered into an amended and restated loan agreement with IGC such that the IGC Loan shall include any further sums that may be advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues to the investors warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the IGC Loan and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing. During the three months ended March 31, 2016, the Company advanced a further US$200,000 to IGC.

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $802,483 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the three months ended March 31, 2016, the Company recorded $22,874 of interest income, as well as a foreign exchange loss of $17,109. The fair value of the equity conversion option was estimated to be $72,863.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42.22% equity investment in IGC. At March 31, 2016, the Company has paid an aggregate of US$7,892,345 towards its investment (December 31, 2015 - US$7,892,345). At March 31, 2016, the Company’s investment less its share of accumulated equity losses was $3,135,891 (2015 - $3,394,255). The Company’s share of the net loss for the three months ended March 31, 2016 was $197,600 (2015 - $173,613).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at March 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

March 31, 2016	IGC
Aggregate assets	$6,389,243
Aggregate liabilities	(3,264,842)
Loss for the year	(468,913)
The Company's ownership%	42.14%
The Company's share of loss for the year	(197,600)

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership%	42.22%
The Company's share of loss for the year	(152,800)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At March 31, 2016 and December 31, 2015, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2016	December 31, 2015
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	131,440	131,440
	Trab	78,587	78,587
United States	Superior West, Arizona	1,000,479	1,105,579
of America	Yerington, Nevada	393,095	393,095
Total		$2,276,440	$2,381,540

During the three months ended March 31, 2016, the Company received a US$100,000 option payment from Kennecott pursuant to the option agreement on Superior West.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the three months ended March 31, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA			Turkey			Asia Pacific			Other	Total
		Kennecott Exploration	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$3,323	$26	$32,902	$32,928	$2,847	$9,716	$12,563	$396	$79	$475	$24,198	$73,487
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling/Trenching	2,530	-	-	-	-	-	-	-	-	-	-	2,530
Land and Legal	10,703	-	24,228	24,228	8,537	44,368	52,905	-	1,554	1,554	4,695	94,085
Logistics	2,084	155	16,431	16,586	5,657	7,437	13,094	-	573	573	5,004	37,341
Personnel	55,293	29,448	309,394	338,842	50,682	137,533	188,215	-	11,502	11,502	49,893	643,745
Property Cost	37,886	-	4,092	4,092	88,645	43,063	131,708	7,612	13,022	20,634	-	194,320
Professional Services	24,936	-	3,945	3,945	6,894	15,439	22,333	-	1,738	1,738	10,352	63,304
Technical Studies	56,827	27,498	-	27,498	-	266	266	-	372	372	9,152	94,115
Travel	19,861	-	35,035	35,035	6,980	17,799	24,779	-	2,140	2,140	5,945	87,760
Total Expenditures	213,443	57,127	426,027	483,154	170,242	275,621	445,863	8,008	30,980	38,988	109,239	1,290,687
Recoveries	-	(52,361)	(11,424)	(63,785)	-	(35,596)	(35,596)	-	(5,011)	(5,011)	-	(104,392)
Operator fees	-	(5,236)	(1,142)	(6,378)	-	-	-	-	-	-	-	(6,378)
Option Payments	-	-	-	-	-	(55,000)	(55,000)	-	-	-	-	(55,000)
Other Property Income	-	-	(27,462)	(27,462)	-	-	-	-	-	-	-	(27,462)
Total Recoveries	-	(57,597)	(40,028)	(97,625)	-	(90,596)	(90,596)	-	(5,011)	(5,011)	-	(193,232)
Net Expenditures	$213,443	$(470)	$385,999	$385,529	$170,242	$185,025	$355,267	$8,008	$25,969	$33,977	$109,239	$1,097,455

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the three months ended March 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia		USA			Turkey			Asia Pacific			Other	Total
			Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$42,859		$519	$33,701	$34,220	$2,291	$9,558	$11,849	$3,765	$-	$3,765	$15,023	$107,716
Assays	131		-	9,719	9,719	-	324	324	-	-	-	-	10,174
Drilling/Trenching	8,600		-	-	-	-	-	-	507	1,026	1,533	-	10,133
Land and Legal	-		-	28,646	28,646	8,403	23,306	31,709	-	5,743	5,743	3,941	70,039
Logistics	11,271		1,261	15,714	16,975	5,391	12,560	17,951	-	-	-	369	46,566
Personnel	184,314		10,657	315,760	326,417	42,955	205,545	248,500	26,044	44,475	70,519	18,211	847,961
Property Cost	79,801		-	42,406	42,406	76,848	50,764	127,612	9,537	35,288	44,825	1,025	295,669
Professional Services	25,217		-	6,711	6,711	11,690	47,357	59,047	25,866	2,190	28,056	15,908	134,939
Share Based Payments	-		-	-	-	-	-	-	-	2,554	2,554	-	2,554
Technical Studies	8,506		2,477	35,970	38,447	-	50,033	50,033	-	3,736	3,736	13,688	114,410
Travel	24,330		-	24,475	24,475	-	19,866	19,866	-	5,839	5,839	10,742	85,252
Total Expenditures	385,029		14,914	513,102	528,016	147,578	419,313	566,891	65,719	100,851	166,570	78,907	1,725,413
Recoveries	-		(17,456)	(21,690)	(39,146)	-	-	-	-	-	-	-	(39,146)
Operator fees	-		(1,746)	(2,169)	(3,915)	-	-	-	-	-	-	-	(3,915)
Option Payments	-		-	-	-	(123,829)	(115,000)	(238,829)	-	-	-	-	(238,829)
Other Property Income	(9,830)		-	-	-	(105,501)	-	(105,501)	-	(13,903)	(13,903)	-	(129,234)
Total Recoveries	(9,830)		(19,202)	(23,859)	(43,061)	(229,330)	(115,000)	(344,330)	-	(13,903)	(13,903)	-	(411,124)
Net Expenditures	$375,199	$	$(4,288)	$489,243	$484,955	$(81,752)	$304,313	$222,561	$65,719	$86,948	$152,667	$78,907	$1,314,289

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

10. ROYALTY INTEREST

Changes in royalty interest for the three months ended March 31, 2016:

Balance, December 31, 2015	$28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(404,288)
Cumulative translation adjustments	(1,865,477)
Balance, March 31, 2016	$26,674,215

During the three months ended March 31, 2016, the Company acquired a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property in Nevada, and a 1% NSR royalty on all minerals for the Afgan property in Nevada from Golden Predator US Holdings Corp, a wholly-owned subsidiary of Till Capital Ltd. (“TCL”). In consideration of the acquisition, the Company issued 250,000 common shares to TCL valued at $145,000 or $0.58 per share. The fair value of the common shares was based on the market closing price on the date the shares were issued.

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the three months ended March 31, 2016 $390,738 (2015 - $362,991) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. At December 31, 2015, as a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected mine life and decreased it’s long term gold price from US$1,300 to US$1,200 per ounce. As a result of these changes, the Company recorded $3,973,699 in impairment charges for the year ended December 31, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). For the three months ended March 31, 2016, these assumptions remained reasonable and no further revisions were considered necessary.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	March 31, 2016	December 31, 2015
Australia-various properties	$69,599	$80,976
Sweden-various properties	8,043	7,939
Turkey-various properties	255,816	273,898
U.S.A-various properties	418,367	447,921
Total	$751,825	$810,734

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the three months ended March 31, 2016:

Balance, December 31, 2015	$6,501,886
Adjusted for:
Impairment charge	(341,760)
Cumulative translation adjustment	(410,198)
Balance, March 31, 2016	$5,749,928

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $155,177 (2015 - $283,490) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	March 31, 2016	December 31, 2015
U.S.A.	$128,726	$137,825
Total	$128,726	$137,825

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

14. CAPITAL STOCK

Authorized

As at March 31, 2016, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the three months ended March 31, 2016, the Company issued:

  NIL (2015 – 48,000) shares valued at $NIL (2015 – $57,600) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares; and

  250,000 (2015 – NIL) shares valued at $145,000 (2015 - $NIL) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties (Note 10).

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three months ended March 31, 2016, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2015	5,428,500	1.67
Cancelled and expired unexercised	(298,000)	2.57

Balance as at March 31, 2016	5,130,500	1.61

Number of options exercisable as at March 31, 2016	5,428,500	$1.61

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2016:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
July 19, 2011	1,188,000	1,188,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	901,500	901,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,414,000	1,414,000	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,312,500	1,312,500	0.66	June 8, 2020

Total	5,130,500	5,130,500

The weighted average remaining useful life of stock options is 2.58 (2015 – 2.09) years.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

14. CAPITAL STOCK (Continued)

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the three months ended March 31, 2016, the Company recorded aggregate share-based payments of $13,731 (2014 -$48,348) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Three months ended March 31, 2016	Expenses	Expenditures	Total

Commitment to issue shares	$13,731	$-	$13,731
	$13,731	$-	$13,731

	Genera land
	Administrative	Exploration
ThreemonthsendedMarch31,2015	Expenses	Expenditures	Total

Commitment to issue shares	$45,794	$2,554	$48,348
	$45,794	$2,554	$48,348

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three months ended March 31, 2016	Salary or Fees	Payments	Total
Management	$207,012	$-	$207,012
Outside directors *	38,236	-	38,236
Seabord Services Corp.	89,400	-	89,400
Total	$334,648	$-	$334,648

		Share-based
For the three months ended March 31, 2015	Salary or Fees	Payments	Total
Management	$482,315	$4,860	$487,175
Outside directors *	42,899	-	42,899
Seabord Services Corp.	104,700	-	104,700
Total	$629,914	$4,860	$634,774

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

15. RELATED PARTY TRANSACTIONS (Continued)

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the three months ended March 31, 2015 is $247,660 in termination payments to a former officer of the Company.

Included in accounts payable and accrued liabilities at March 31, 2016 is $4,490 (December 31, 2015 - $1,853) owed to key management personnel and $20,694 (Decemer 31, 2015 - $20,694) to other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At March 31, 2016 and December 31, 2015 the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	March 31, 2016	December 31, 2015
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	363,987	363,987
U.S.A	1,393,574	1,498,674
Total	$2,276,440	$2,381,540

PROPERTY AND EQUIPMENT	March 31, 2016	December 31, 2015
Asia Pacific	$10,275	$10,275
Haiti	-	23,612
Sweden	3,893	4,902
Turkey	7,063	7,032
U.S.A	550,878	568,639
Total	$572,109	$614,460

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2016, the Company had working capital of $3,819,400 (December 31, 2015 - $5,787,109). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2016, there were no changes in the levels in comparison to December 31, 2015. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,816,228	$-	$-	$3,816,228
Restricted cash	252,915	-	-	252,915
Fair value through profit or loss
investments	178,098	-	-	178,098
Strategic investments	246,667	-	-	246,667
Total	$4,493,908	$-	$-	$4,493,908

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $45,000.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$3,033,590
Receivables	252,310
Convertible notes receivable	963,251
Accounts payable and accrued liabilities	(192,911)
Advances from joint venture partners	(99,276)
Net exposure	3,956,964
Canadian dollar equivalent	$5,130,797

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at March 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $513,000 in the Company’s pre-tax profit or loss.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2016	December 31, 2015

Cash	$3,749,022	$5,365,271
Short-term deposits	67,206	269,330

Total	$3,816,228	$5,634,601

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2016

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the three months ended March 31, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $52,857 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 250,000 valued at $145,000 pursuant to the acquisition of the Maggie Creek and Aghan royalties (Note 10);
c.

Adjusted non-current assets and liabilities for $1,679,053 related to cumulative translation adjustments (“CTA”), of which $1,865,477 relates to a CTA loss on a royalty interest, $410,198 relates to a CTA loss on goodwill, $608,763 relates to a CTA gain on a deferred tax liability and $12,141 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the three month period ended March 31, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $17,619 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 48,000 bonus shares valued at $57,600 applied to commitment to issue shares;
c.

Adjusted non-current assets and liabilities for $2,912,162 related to cumulative translation adjustments (“CTA”), of which $2,535,194 relates to CTA gain on royalty interest, $711,436 relates to CTA gain on goodwill, $711,436 relates to a CTA loss on deferred tax liability and $376,968 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.